

07005671

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 2 2007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

264 Beacon Street, 3rd Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Diamos 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

464 Hillside Avenue, Suite 202	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY DIAMOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, Inc., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title


MICHAEL O BROWN
MY COMMISSION EXPIRES
APRIL 6 2008
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bostonia Global Securities LLC
Financial Statements
For the Years Ended December 31, 2006 and 2005

Bostonia Global Securities LLC

Financial Statements

For the Years Ended December 31, 2006 and 2005

Contents — ***Page(s)***

Independent Auditors' Report	1
Financial Statements:	
Balance Sheet	2
Statement of Income	3
Statement of Members' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 9
Income Statement Schedule	10
Computation of Net Capital	11
Report on Internal Control	12 - 13



ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditors' Report

To the Members of
Bostonia Global Securities LLC
Boston, MA

We have audited the accompanying balance sheet of Bostonia Global Securities LLC as of December 31, 2006 and 2005, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as at December 31, 2006 and 2005, and the results of its operations and its cash flows the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of net capital has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 12, 2007

Bostonia Global Securities LLC
Balance Sheet
As of December 31, 2006 and 2005

	2006	2005
ASSETS		
Current assets:		
Cash	$ 89,064	$ 56,650
Security deposit	151	-
Reserve account, clearing broker	100,704	100,145
Total current assets	189,919	156,795
Property and equipment, net	35,688	45,701
Other assets:		
Investments	60,000	-
Total other assets	60,000	-
Total Assets	$ 285,607	$ 202,496
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,372	$ 9,707
Accrued expenses	11,753	6,000
Total current liabilities	14,125	15,707
Members' Equity:		
Membership units	87,500	87,500
Accumulated capital	183,982	99,289
Total members' equity	271,482	186,789
Total Liabilities and Members' Equity	$ 285,607	$ 202,496

See Accompanying Notes to Financial Statements

Bostonia Global Securities LLC

Statement of Income

For the Years Ended December 31, 2006 and 2005

	2006	2005
Net revenue	$2,899,067	$2,693,696
Operating expenses	420,321	718,624
Income from operations	2,478,746	1,975,072
Other income	3,093	-
Net income	$2,481,839	$1,975,072

See Accompanying Notes to Financial Statements

Bostonia Global Securities LLC
Statement of Members' Equity
For the Years Ended December 31, 2006 and 2005

	Membership Units	Accumulated Capital	Total Members' Equity
Balance at December 31, 2004	$ 22,500	$ 195,847	$ 218,347
Members' capital contributions	65,000	-	65,000
Members' capital distributions	-	(2,071,630)	(2,071,630)
Net income	-	1,975,072	1,975,072
Balance at December 31, 2005	87,500	99,289	186,789
Members' capital distributions	-	(2,397,146)	(2,397,146)
Net income	-	2,481,839	2,481,839
Balance at December 31, 2006	$ 87,500	$ 183,982	$ 271,482

See Accompanying Notes to Financial Statements

Bostonia Global Securities LLC
Statement of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	***2005***
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$2,481,839	$1,975,072
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	10,013	7,696
Non-cash fee income	(60,000)	-
(Increase) decrease in operating assets:		
Accounts receivable	-	17,208
Note receivable, Bostonia Partners LLC	-	170,000
Security deposit	(151)	-
Reserve account, clearing broker	(559)	(100,145)
Increase (decrease) in operating liabilities:		
Accounts payable	(7,335)	9,707
Accrued expenses	5,753	6,000
Net Cash Provided by Operating Activities	2,429,560	2,085,538
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(53,397)
Net Cash Used in Investing Activities	-	(53,397)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' capital contributions	-	65,000
Distributions to members	(2,397,146)	(2,071,630)
Net Cash Used in Financing Activities	(2,397,146)	(2,006,630)
Net Increase in Cash	32,414	25,511
Cash at Beginning of Period	56,650	31,139
Cash at End of Period	$ 89,064	$ 56,650

See Accompanying Notes to Financial Statements

1. Nature of Business

Bostonia Global Securities LLC (the "Company") is an investment banking boutique located in Boston, Massachusetts. The Company specializes in the private placement of debt securities.

2. Summary of Significant Accounting Policies

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Investments
The Company classifies investments as available-for-sale securities. Management has elected to record these investments at cost as fair market values are generally difficult to determine. Accordingly, there are no unrealized gains or losses recorded in the financial statements.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2006	2005
Furniture and fixtures	7 years	$ 11,657	$ 11,657
Computer equipment	5 years	27,980	27,980
Office equipment	5 years	13,760	13,760
		53,397	53,397
Less accumulated depreciation		(17,709)	(7,696)
		$ 35,688	$ 45,701

Depreciation expense totaled $10,013 and $7,696 for the years ended December 31, 2006 and 2005, respectively.

4. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the years ended December 31, 2006, and 2005, the Company had net capital of $174,939 and $140,943 respectively, which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.08 to 1 and 0.11 to 1, respectively.

5. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- A copy of the SIPC Supplement Report.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

6. *Commitments*

Lease Commitments
The Company leases office facilities at 264 Beacon Street, Boston, MA under operating lease agreements expired at October 14, 2008. The Company's annual future minimum payments required under this lease are as follows:

2007	$ 19,791
2008	15,606
Total	$ 35,397

Rental expense under operating leases was approximately $18,092 and $16,520 for the years ended December 2006 and 2005, respectively.

Fully Disclosed Correspondent Clearing Agreement
During 2005, the Company entered into a fully disclosed correspondent clearing agreement with another broker-dealer (the "clearing firm"). The agreement provides, among other things, that the clearing firm will act as the securities clearing firm for the Company. The agreement also required the Company to deposit $100,000 in a reserve account with the clearing firm as a security deposit to be refunded at the termination of the agreement. During 2006, net clearing service fees were $5,113.

6. Commitments (continued)

Finder's Fee Arrangement
During 2005, the Company entered into a finder's fee arrangement with a consultant to the Company. The arrangement calls for the payment of a finder's fee as a sliding percentage of company revenue and is due and payable through April 30, 2006. As of December 31, 2006 all fees due under this agreement had been paid and recorded as professional fees.

7. Non-Cash Investing Transactions

Non-cash investing activities for the year ended December 31, 2006, consist of a partnership interest acquired as compensation for services valued at $60,000.

8. Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A -5 as of December 31, 2006 and 2005

Reconciliation with company's computation of net capital included in part IIA of Form X-17A-5 consisted of the following as of December 31, 2006 and 2005:

	2006	2005
Net capital as reported in company's part IIA unaudited FOCUS report	$ 174,939	$ 152,465
Accounts payable difference between FOCUS Report and unadjusted trial balance	-	(5,522)
Audit adjustments:		
Accrued accounting fee adjustment	-	(6,000)
Adjusted net capital	$ 174,939	$ 140,943

Bostonia Global Securities LLC
Income Statement Schedule
For the Years Ended December 31, 2006 and 2005

	2006	*2005*
REVENUE		
Commissions income	$2,839,067	$2,693,696
OPERATING EXPENSES:		
Accounting expense	27,618	23,044
Advertising	795	693
Bank service charges	10,302	2,318
Commissions	48,000	426,000
Depreciation	10,013	7,696
Dues and subscriptions	58,287	54,730
Education and training	2,462	1,287
Insurance	60,818	476
Legal and professional fees	95,502	121,785
License and registration	15,043	8,825
Meals and entertainment	13,130	3,509
Office supplies and expense	23,288	20,703
Postage and delivery	1,099	6,233
Rent	18,092	16,520
Telephone and internet	11,684	3,434
Travel and lodging	24,188	21,371
Total operating expenses	$ 420,321	$ 718,624
OTHER INCOME:		
Interest income	$ 3,093	$ -
Total other income	$ 3,093	$ -

BEST AVAILABLE COPY

See Independent Auditor's Report

Bostonia Global Securities LLC
Computation of Net Capital
As of December 31, 2006 and 2005

	2006	*2005*
Total assets	$ 285,607	$ 202,496
Total liabilities	14,125	15,707
Net worth	271,482	186,789
Non-allowable assets	(96,543)	(45,846)
Net capital	174,939	140,943
Minimum net capital	5,000	5,000
Excess net capital	$ 169,939	$ 135,943

See Independent Auditor's Report

RS&A
ROGERS-SULESKI & ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control

To the Members of
Bostonia Global Securities LLC
Boston, MA

In planning and performing our audit of the financial statements of Bostonia Global Securities LLC for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sulesky & Associates, LLC

Needham Heights, Massachusetts
February 12, 2007

END